04017758

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED APR 23 2004 THOMSON FINANCIAL

Amendment

SO 4/19/04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-33010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham + London Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 North Causeway Blvd. Suite 160
(No. and Street)

Metairie (City) LA (State) 70002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kushner LaGraize LLP
(Name – *if individual, state last, first, middle name*)

3300 W. Esplanade Ave South Suite 100 Metairie, LA 70002
(Address) (City) (State) (Zip Code)

RECEIVED APR 16 2004 PROCESSING SECTION 187

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 4/22

OATH O~~R AFF~~IRMATION

I, Joseph Konopny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham + London Securities, Inc, as of Dec 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & LONDON SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

1.	Total ownership equity from Statement of Financial Condition	$ 6,690
2.	LESS ownership equity not allowable for Net Capital	0
3.	Total ownership equity qualified for Net Capital	$ 6,690
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
	B. Other (deductions) or allowable credits	0
5.	Total capital and allowable subordinated liabilities	$ 6,690
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition	0
	B. Secured demand note deficiency	0
	C. Commodity futures contracts and spot commodities - proprietary capital charges	0
	D. Other deductions and/or charges	0
7.	Other additions and/or credits	0
8.	Net capital before haircuts on securities positions	$ 6,690
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):	
	A. Contractual securities commitments	0
	B. Subordinated securities borrowings	0
	C. Trading and investment securities:	
	1. Exempted securities	0
	2. Debt securities	0
	3. Options	0
	4. Other securities	0
	D. Undue Concentration	0
	E. Other	0
10.	Net Capital	$ 6,690
11.	Minimum net capital required	0
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement	5,000
14.	Excess net capital	$ 1,691

NOTE: No material differences exist between the amount reported above and the filing by Abraham & London Securities, Inc. of Part IIA of the financial and operational combined uniform single ("Focus" report (Form X-17A-5) as of December 31, 2003.

ABRAHAM & LONDON SECURITIES, INC.
3500 North Causeway Blvd., Suite 160
Metairie, LA 70002
504-831-0446

April 13, 2004

NASD
Mr. Brian Hartmann
Supervisor of Examiners
1100 Poydras Street
Suite 850
New Orleans, LA 70163-0802

SEC
450 Fifth Street, NW
Washington, DC 20549

SEC
801 Brickell Ave., Suite 1800
Miami, FL 33131

SEC MAIL PROCESSING SECTION
RECEIVED
APR 16 2004
WASH., D.C.
187

Dear Mr. Hartmann:

In reference to your letter dated April 5, 2004, copy attached, we are responding to the possibly apparent deficiencies under items 1 and 2.

With respect to item 1 in your letter, Page 9 of the submitted Audit Report states there were no material differences between the amount reported and the filings under Part IIA of the financial and operational combined uniform single ("Focus") report (Form X-17A-5) as of December 31, 2003 in accordance with Rule 17a-5(d)(4).

With respect to item 2, an itemized computation of net capital and related entries for computation, page 2 and 4 of the submitted audit report provide the computation. We have however included the computation of net capital as provided in 4th quarter 2003 focus report.

Sincerely,

ABRAHAM & LONDON SECURITIES, INC.

Joseph Konopny
President